

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
Mr. Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Response Letter Dated October 14, 2011**
> **File No. 1-09743**

Dear Mr. Driggers:

We have reviewed your filing and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Supplemental Information to Consolidated Financial Statements, Page F-34

Oil and Gas Producing Activities, page F-35

1.   Your response four to our September 29, 2011 letter states your proved undeveloped locations and associated reserves scheduled for drilling beyond five years after booking. Your supplemental spread sheet, "Response to comment 5a" appears to present 1/3 as many locations scheduled for drilling beyond five years, but with the same associated PUD reserve figures for only the Haynesville. Please explain this difference to us and revise your PUD reserves to remove those scheduled for development beyond five years after booking.

<u>Net Proved and Proved Developed Reserve Summary, pages F-37</u>

2.   In part, your response 5c) to our prior letter presented estimated future cash flow analyses for your three largest Haynesville PUD locations. Two of the three locations' cash flows appear to utilize well costs significantly different from AFE figures as furnished. Please explain these differences to us.

3.   In part, your response six states the terminal decline rate used in your proved reserve estimates. We note that two of the top three PUD and PDP properties' future cash flow analyses appear to exhibit decline rates significantly lower than your figure. Please explain this inconsistency to us. Address the effects on the estimated ultimate recoveries due to these decline rate differences. We may have additional comment.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director